Mail Stop 3561

September 26, 2007

Marcello Bottoli, Chief Executive Officer
Samsonite Corporation
575 West Street
Mansfield, Massachusetts 02048

Re: Samsonite Corporation
Amendment No. 1 to Information Statement on Schedule 14C
Filed September 4, 2007
File No. 0-23214

Dear Mr. Bottoli:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 3

Background, page 3

1. We note your response to comment 3 of our letter dated August 24, 2007. We further note the revisions you have made in response to this comment. Specifically, your revised disclosure indicates that the principal stockholders "discussed the reactions of the potential buyers contacted and collectively determined that only four of the eight potential buyers that were contacted demonstrated a serious level of interest in a transaction and were prepared to

participate in an auction process…" Please revise to elaborate upon how the principal stockholders determined that such bidders "demonstrated a serious level of interest and were prepared to participate in an auction process."

2. We note your response to comment 4 of our letter dated August 24, 2007. We further note the revisions you have made in response to this comment, however you have not addressed that part of our comment that asked you to disclose the amount of all bids. Please also describe the nature of the four interested parties from whom you solicited preliminary indications of interest.

Opinion of Samsonite's Financial Advisor, page 8

3. We note your response to comment 8 of our letter dated August 24, 2007. It does not appear, however, that you have clarified this discussion to indicate the role of Goldman Sachs if they did not render an opinion as to the fairness of the transaction. While your revised disclosure on page 3 would seem to indicate that Goldman Sachs assisted in preparing a list of potential buyers of the company, your disclosure here still seems to imply that they assisted the Board in arriving at the fairness of the transaction. Please clarify.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregory Fernicola, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile (212) 735-2000